April 22, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.D. 20549-4644

RE:                           OneAmerica Funds, Inc. (“Registrant”) (File #s: 811-05850 / 033-30156)

Ladies and Gentlemen:

On behalf of the Registrant, attached for filing pursuant to the Investment Company Act of 1940 (“1940 Act”) and Rule 485(b) under the Securities Act of 1933 (“1933 Act”) is Post-Effective Amendment No. 37 to the Registrant’s registration statement on Form N-1A, with exhibits (the “Amendment”).  Pursuant to Rule 485(b) under the 1933 Act, the Registrant has designated May 1, 2013 as the effective date of the Amendment.

The Amendment is filed for the purpose of designating a new effective date for Post-Effective Amendment No. 36 previously filed on behalf of the Registrant pursuant to Rule 485(a) under the 1933 Act, updating the Registrant’s disclosures consistent with the requirements of Section 10(a)(3) of the 1933 Act and Rule 8b-16 under the 1940 Act, and responding to the comments of the SEC staff on Post-Effective Amendment No. 36 to the Registrant’s registration statement as conveyed to the undersigned by Mr. Patrick Scott on March 22, 2013.  The SEC staff’s comments are summarized below.

No fees are required with this filing.  The attached Amendment does not contain disclosures that render it ineligible to become effective pursuant to Rule 485(b).

1.  Staff Comment:  Investment Grade Bond Portfolio

Principal Risks — The “Principal Risks” discussion addresses use of derivative instruments, but the use of derivative instruments is not in the description of principal strategies.

Response:  The disclosure has been revised to delete reference to the use of derivative instruments in the “Principal Strategy” and “Principal Risk” sections of the Investment Grade Bond Portfolio.

2.  Staff Comment:  Socially Responsive Portfolio

The footnote regarding the Expense Limitation Agreement between OneAmerica Funds and its investment adviser needs to be effective and non-cancellable for one year from the effective date of the registration statement.

Response:  The date in the footnote has been changed to reflect the term of the agreement so that it is clear that it is non-cancellable for one year from the effective date of the registration statement.

3.  Staff Comment:  Socially Responsive Portfolio

At the end of the risk disclosures, the statement “An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency” appears.  Should this be a disclosure in the Money Market section?

Response:  This disclosure has been added to the disclosures relating to the Money Market Portfolio and has been deleted elsewhere.

4.  Staff Comment:  Value Portfolio

List the risks associated with Value investing.

Response:  Disclosure about the risks of value investing currently is included in “Style Risk”, which has been recaptioned, “Value Investing/Style Risk”.

5. Staff Comment:  Asset Director

List the risks associated with Value investing and re-examine the mortgage and asset backed securities risk disclosure because if those risks are in the in the principal risks, they should be in the principal strategy section as well.

Response:  Disclosure about the risks of value investing currently is included in “Style Risk”, which has been recaptioned, “Value Investing/Style Risk”.  In addition, disclosure relating to mortgage and asset backed securities has been added to the “Principal Investment Strategies” disclosure section.

6.  Staff Comment:  The Item 9 disclosure should be in detail, whereas Item 4 disclosure should be in summary form.  Both appear to be in summary form.

Response:  While Item 4 of Form N-1A contemplates summaries of Item 9 disclosures, Form N-1A does not mandate any specific level of detail in terms of disclosure in response to either Item.  Instead, the adequacy of the Registrant’s disclosure is determined with reference to the specific disclosure requirements of Form N-1A and general concepts of materiality under the federal securities laws.  Upon review of its existing disclosures with some additions, as well as other amendments in response to the comments of the SEC staff summarized above, the Registrant has determined that its disclosure in response to Item 9 of Form N-1A is responsive to the specific disclosure requirements of Form N-1A, complete in all material respects, and accurately describes all material investment strategies and investment risks of the Portfolios.

7.  Staff Comment:  With respect to Item 10(a)(1)(ii) of Form N-1A, the Staff would like a description of the aggregate fee paid to the investment adviser, OneAmerica Asset Management, included in this section.

Response:  The requested disclosure has been added to the Management of the Fund — Investment Adviser section of the prospectus.

8.  Staff Comment:  Statement of Additional Information

Make sure that the management structure disclosure for OneAmerica Funds is up to date.

Response:  The management structure disclosure has been revised to reflect changes to the management of OneAmerica Funds since the effective date of the last registration statement filed with the Commission.

9.  Staff Comment:  Tandy representation should be filed with response as correspondence on EDGAR.

Response:  On behalf of the Registrant, it is hereby acknowledged:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•                  the action of the SEC or its staff in acknowledging the effective date of the Amendment does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

•                  the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

If you have any questions or need further clarification, please contact me. Please forward any additional questions or comments to my attention via e-mail at Rich.Ellery@oneamerica.com, via telephone at 317-285-1588, or via U.S. Mail at P.O. Box 368, One American Square, Indianapolis, Indiana, 46206-0368.

Very truly yours,

/s/ Richard M. Ellery
Richard M. Ellery
Secretary